UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 29, 2021

B. Riley Principal 150 Merger Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40083	85-2081659
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

299 Park Avenue, 21st Floor

New York, New York 10171

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 457-3300

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	BRPMU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	BRPM	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	BRPMW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on October 24, 2021, B. Riley Principal 150 Merger Corp., a Delaware corporation (“B. Riley”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BRPM Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of B. Riley (“Merger Sub”), and FaZe Clan Inc., a Delaware Corporation (“FaZe”) that provides for, among other things, the merger of Merger Sub with and into FaZe, with FaZe surviving the merger as a wholly-owned subsidiary of B. Riley.

On December 29, 2021, the parties to the Merger Agreement entered into an Amendment to the Merger Agreement (the “Amendment”). The Amendment amends the Merger Agreement to (i) clarify the definition of Acquiror Sale Price and the equity accounting treatment of the Earn-Out Shares (as defined in the Merger Agreement) and (ii) remove the requirement that the Acquiror Board (as defined in the Merger Agreement) consist of nine directors.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the terms of the Amendment, a copy of which is attached as Exhibit 2.1 hereto and is incorporated by reference herein.

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed business combination between B. Riley and FaZe pursuant to the Merger Agreement (as amended by the Amendment) (the “Business Combination”), B. Riley plans to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, B. Riley will mail the definitive Proxy Statement/Prospectus to holders of B. Riley’s shares of common stock as of a record date to be established in connection with B. Riley’s solicitation of proxies for the vote by B. Riley stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. B. Riley stockholders and other interested persons are urged to read, when available, the preliminary Proxy Statement/Prospectus and the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about B. Riley, FaZe and the proposed Business Combination. Stockholders will be able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about B. Riley, FaZe and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp., 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

B. Riley and FaZe and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of B. Riley’s stockholders in connection with the proposed Business Combination. Stockholders of B. Riley may obtain more detailed information regarding the names, affiliations and interests of B. Riley’s and FaZe’s directors and executive officers in B. Riley’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus when available. Information concerning the interests of B. Riley’s participants in the solicitation, which may, in some cases, be different than those of B. Riley’s stockholders generally, will be set forth in the Proxy Statement/Prospectus when it becomes available.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Amendment to the Agreement and Plan of Merger, dated as of December 29, 2021, by and among B. Riley Principal 150 Merger Corp., BRPM Merger Sub, Inc., and FaZe Clan Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

B. RILEY PRINCIPAL 150 MERGER CORP.

Dated: December 30, 2021	By:	/s/ Daniel Shribman
		Name:	Daniel Shribman
		Title:	Chief Executive Officer and
Chief Financial Officer

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